SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Reopening of Global Notes due 2019

Rio de Janeiro, July 1, 2009 – PETRÓLEO BRASILEIRO S/A – PETROBRAS announces that its wholly owned subsidiary PETROBRAS INTERNATIONAL FINANCE COMPANY (“PifCo”), announced today the reopening of its 7.875% Global Notes due March 15, 2019, which will add US$ 1.25 billion to the US$ 1.5 billion originally issued on February 11, 2009, at a yield to investor of 8.125% . The reopening notes will be fully fungible with the original issue. Pricing also occurred today, and the following terms of the reopening have been determined:

  Amount: US$ 1.25 billion

  Coupon: 7.875%

  Price: 106.962%

  Yield to Investors: 6.875%

  Maturity: March 15, 2019

  Ratings: Baa1 (Moody’s); BBB - (S&P); BBB (Fitch)

Citi, HSBC, JP Morgan and Santander were the bookrunners for the transaction and Banco do Brasil and Societe Generale were the co-managers. Closing is expected to occur on July 9, 2009.

Including this reopening, Petrobras will have raised a total of US$ 2.75 billion in the international capital markets in 2009. In accordance with the 2009-2013 Business Plan, Petrobras will use these funds to repay the bridge loans incurred at the beginning of this year.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering is being made only by means of a prospectus supplement and the accompanying prospectus, a copy of which may be obtained by contacting Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, at 1-877-858-5407; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, New York 10018, collect at 1-212-525-4102; J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017, at 1-212-834-4307; or Santander Investment Securities Inc., 45 East 53rd Street, New York, New York 10023, at 1-212-407-0995. Alternatively, the prospectus and prospectus supplement may be obtained by visiting EDGAR on the SEC Web site at http://www.sec.gov/.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.